Exhibit 99.1

NEWS RELEASE

Trading Symbol: TSX / NYSE American: SVM

SILVERCORP INTERSECTS 1.89 METRES GRADING 37.08 GRAMS PER TONNE GOLD IN NEW GOLD ZONES AT THE LMW MINE, YING MINING DISTRICT, CHINA

VANCOUVER, British Columbia – November 16, 2020 – Silvercorp Metals Inc. ("Silvercorp" or the “Company”) (TSX/NYSE American: SVM) is pleased to report the discovery of new gold zones and high grade intercepts from its 2020 exploration program at the LMW mine, Ying Mining District, Henan Province, China. Extensive exploration drilling and tunnelling are ongoing at the LMW mine, and all other mines at the Ying Mining District.

The 2020 exploration program from July 1, 2019 to October 30, 2020 at the LMW mine has used in-fill drilling to target areas of known sub-vertical silver-lead-zinc veins that were previously believed to be uneconomic. Since June 2020, drilling has also targeted the shallowly-dipping zones believed to host gold mineralization, as reported in the May 28, 2020 news release. These gold zones were previously undiscovered and appear to have been over-printed by the subvertical silver-lead-zinc veins which are the focus of current mining operations. Currently, ten rigs are drilling at the LMW mine and a total of 132 diamond drill holes, including 108 underground holes and 24 surface holes totaling 37,869 metres (“m”) have been completed. Assay results for 125 holes have been received with 72 holes intercepting many zones of higher-grade silver-lead mineralization, including veins LM7, LM7W1, LM8, LM8_1, LM12_1, LM13, LM14, LM16, LM22, LM25W, LM41E, LM41E1, and LM41E2. Most of these higher-grade silver-lead discoveries can be mined through existing tunnels which is expected to substantially reduce tunnel development costs at the LMW mine going forward.

Drilling to test the gold-bearing sub-horizontal shear zone LM22 has intersected high gold grades, including 37.08 g/t Au over 1.89m. In addition, at least three new gently-dipping (to the west at less than 15°), stacked gold mineralization zones, namely LM50, LM51 and LM53, have been discovered in this drill campaign. The gold mineralization is associated with k-feldspar-ankerite-quartz-pyrite-galena veinlets and stockwork alteration. The most-drilled LM50 vein has been defined by drilling and underground tunnelling over 450m along strike to the northeast and 350m down-dip in a 25m to 50m grid pattern and true thicknesses ranging from 0.5m to over 5.4m. Three rigs are drilling LM50 which is open in all directions.

Figure 1: Cross section 07 (looking northeast) showing higher gold grade intercepts of LM50

Highlights of selected drill hole intersections:

  Hole ZKX0535 intersected a 1.89m interval (1.66m true width) of vein LM22 grading 37.08 grams per tonne (“g/t”) gold (“Au”), 4 g/t silver (“Ag”), and 0.53% copper (“Cu”), which includes a 1.25m interval (1.10m true width) grading 55.80 g/t Au, 5 g/t Ag, and 0.56% Cu.

  Hole ZKX0723 intersected a 6.13m interval (4.89m true width) of vein LM50 grading 5.23 g/t Au, 30 g/t Ag, 0.21% lead (“Pb”), and 0.12% zinc (“Zn”), which includes a 1.58m interval (1.34m true width) grading 12.70 g/t Au, 19 g/t Ag, 0.10% Pb, and 0.12% Zn.

  Hole ZKX0527intersected a 2.34m interval (2.22m true width) of vein LM50 grading 8.51 g/t Au, and 16 g/t Ag, including a 1.22m interval (1.16m true width) grading 13.30 g/t Au, and 15 g/t Ag.

  Hole ZKX0725 intercepted a 2.45m interval grading 4.33 g/t Au of an unknown vein, approximately 50m above the LM50 zone.

  Hole ZKX0940 intersected a 1.63m interval (1.46m true width) of vein LM8_1 grading 1,984 g/t Ag, 3.86% Pb, 0.60% Zn, 0.07 g/t Au, and 0.49% Cu, which includes a 1.08m interval (0.97m true width) grading 2,985 g/t Ag, 5.26% Pb, 0.87% Zn, 0.10 g/t Au, and 0.73% Cu.

  Hole ZKX0934 intersected a 4.43m interval (2.50m true width) of vein LM12_1 grading 343 g/t Ag, 6.21% Pb, 1.16% Zn, and 0.17 g/t Au, which includes two intersections:

o	A 1.24m interval (0.70m true width) grading 339 g/t Ag, 7.72% Pb, 0.28% Zn, and 0.17 g/t Au; and

o	A 0.89m interval (0.50m true width) grading 1,185 g/t Ag, 17.46% Pb, 4.84% Zn, and 0.50 g/t Au.

  Hole ZKX0118 intersected a 1.81m interval (1.29m true width) of vein LM25W grading 1,715 g/t Ag, 1.53% Pb, 0.44% Zn, 0.44 g/t Au, and 0.30% Cu.

In addition, a total of 8,684m of exploration tunnels have been developed at the LMW mine during the period. These exploration tunnels (including 4,750m of drifts) were driven along and across major mineralized vein structures to upgrade the drill defined mineral resources and test for new parallel and splay structures, and are summarized in the following table:

Total Mineralization Exposed by Drifts[1]
	Total	Channel	Drift
Major Target Veins	Tunnelling	Samples	Included		Average
	(m)	Collected	(m)	Length	True Width	Ag	Pb	Zn	Au	Cu
				(m)	(m)	(g/t)	(%)	(%)	(g/t)	(%)

LM19W2, T27E, LM14,
LM16_1, LM16,LM17W,	8,684	3,320	4,750	775	0.53	397	4.34	0.42	0.09	0.18
LM12_1, LM12E, LM22,
LM8_4a, LM32, LM8, LM41E,
LM17

[1] Mineralization is defined by silver equivalent value (AgEq) greater than or equal to 155 g/t at the LMW mine (Formula used for AgEq calculation: AgEq = Ag g/t + 35.06 * (Pb% + Cu%) + 79.57 * Au g/t).

Highlights of selected mineralized zones exposed in the drift tunnels:

  Drift Tunnel XPDS-LM17-575-26SYM2 exposed mineralization 25m long and 1.54m wide (true width) grading 894 g/t Ag, 9.35% Pb, 0.53% Zn, 0.17 g/t Au, and 1.16% Cu within vein structure LM17;

  Drift Tunnel XPDS-LM16-675-115SYM exposed mineralization 10m long and 0.59m wide (true width) grading 1,740 g/t Ag, 0.96% Pb and 0.36% Zn within vein structure LM16;

  Drift Tunnel PD1080-LM41E-1080-11NYM exposed mineralization 15m long and 0.74m wide (true width) grading 1,079 g/t Ag, 2.12% Pb, 0.15% Zn, 0.02 g/t Au, and 0.55% Cu within vein structure LM41E; and

  Drift Tunnel PD918-W6-880-128NYM exposed mineralization 35m long and 0.68m wide (true width) grading 603 g/t Ag, 4.91% Pb, 2.12% Zn, 0.02 g/t Au, and 0.13% Cu within vein structure W6.

Table 1: Selected results from the 2020 drill programs at the LMW mine

Hole ID	From	To	Interval	True Width	Ag	Pb	Zn	Au	Cu	Vein	Ore
	(m)	(m)	(m)	(m)	(g/t)	(%)	(%)	(g/t)	(%)		Type
ZKX0015	307.53	308.73	1.20	1.07	331	1.10	2.78	0.05	0.14	LM10W	Ag-Pb
ZKX0015	349.68	350.51	0.83	0.78	3	0.01	0.01	1.03	0.29	LM51 [1]	Au
ZKX0016	131.45	133.12	1.67	0.94	522	0.43	0.03	0.05	0.07	LM13	Ag-Pb
ZKX0017	278.50	280.97	2.47	1.34	273	0.25	0.03	0.16	0.26	LM26 [1]	Au
ZKX0026	192.99	193.79	0.80	0.75	13	0.02	0.02	4.75	2.18	LM26	Au
ZKX0118	30.48	32.29	1.81	1.29	1,715	1.53	0.44	0.44	0.30	LM25W	Ag-Pb
ZKX0118	146.71	148.17	1.46	1.27	3	0.01	0.01	3.52	0.33	LM22 [1]	Au
ZKX0319	270.45	271.16	0.71	0.57	5	0.01	0.01	3.19	0.69	LM51	Au
ZKX0334	84.70	86.08	1.38	1.30	1	0.00	0.00	5.43	0.09	LM22	Au
ZKX0517	46.70	47.23	0.53	0.50	6	0.01	0.02	2.49	0.00	LM22a [1]	Au
ZKX0527	162.82	165.16	2.34	2.22	16	0.64	0.07	8.51	0.01	LM50 [1]	Au
Including	163.94	165.16	1.22	1.16	15	0.86	0.07	13.30	0.01	LM50	Au
ZKX0528	154.89	159.55	4.66	3.15	5	0.01	0.02	2.58	0.00	LM50	Au
Including	159.15	159.55	0.40	0.26	47	0.04	0.04	26.70	0.01	LM50	Au
ZKX0529	113.56	114.16	0.60	0.36	780	1.23	0.33	0.04	0.46	LM7W1	Ag-Pb
ZKX0529	168.28	176.06	7.78	4.68	256	0.76	0.07	0.01	0.08	LM7	Ag-Pb
Including	168.28	169.97	1.69	1.02	587	0.25	0.02	0.01	0.03	LM7	Ag-Pb
and	174.68	176.06	1.38	0.83	609	2.93	0.24	0.01	0.39	LM7	Ag-Pb
ZKX0531	105.26	105.97	0.71	0.61	5	0.02	0.01	21.10	1.14	LM22	Au
ZKX0535	92.91	94.80	1.89	1.66	4	0.00	0.01	37.08	0.53	LM22	Au
Including	92.91	94.16	1.25	1.10	5	0.00	0.01	55.80	0.56	LM22	Au
ZKX0723	184.27	190.40	6.13	4.89	30	0.21	0.12	5.23	0.00	LM50	Au
Including	184.27	185.85	1.58	1.34	19	0.10	0.12	12.70	0.01	LM50	Au
ZKX0725	126.41	128.86	2.45	2.06	2	0.01	0.01	4.33	0.01	? [1], [2]?	Au
Including	126.41	127.36	0.95	0.80	3	0.02	0.01	10.03	0.01	?	Au
ZKX0725	166.07	167.37	1.30	1.18	1	0.02	0.06	1.87	0.01	LM50	Au
ZKX0726	165.59	166.44	0.85	0.65	15	0.59	0.33	9.74	0.01	LM50	Au
ZKX0726	207.06	208.56	1.50	0.92	370	0.59	0.08	0.01	0.04	LM8a	Ag-Pb

ZKX0934	135.46	136.56	1.10	0.98	39	0.09	0.46	3.25	0.01	LM13	Ag-Pb
ZKX0934	323.27	327.70	4.43	2.50	343	6.21	1.16	0.17	0.04	LM12_1	Ag-Pb
Including	323.27	324.51	1.24	0.70	339	7.72	0.28	0.17	0.05	LM12_1	Ag-Pb
and	326.81	327.70	0.89	0.50	1,185	17.64	4.84	0.50	0.08	LM12_1	Ag-Pb
ZKX0940	249.22	250.85	1.63	1.46	1,984	3.86	0.60	0.07	0.49	LM8_1	Ag-Pb
Including	249.77	250.85	1.08	0.97	2,985	5.26	0.87	0.10	0.73	LM8_1	Ag-Pb
ZKX1103	56.48	57.34	0.86	0.72	156	0.91	0.05	0.03	0.01	LM7W1	Ag-Pb
ZKX1103	116.00	116.29	0.29	0.27	618	0.08	0.03	0.03	0.04	LM7W	Ag-Pb
ZKX1104	157.45	157.70	0.25	0.23	2,133	1.99	0.14	0.05	0.18	LM41E	Ag-Pb
ZKX1105	130.58	131.30	0.72	0.62	644	3.02	0.79	0.05	0.33	LM41E2	Ag-Pb
Including	130.58	130.82	0.24	0.21	1,842	8.37	2.25	0.05	0.94	LM41E2	Ag-Pb
ZKX1105	133.32	133.69	0.37	0.32	582	3.69	1.07	0.05	0.22	LM41E1	Ag-Pb
ZKX1108	130.04	131.52	1.48	0.85	330	0.63	0.02	0.01	0.02	LM12E	Ag-Pb
ZKX1109	157.87	158.85	0.98	0.51	12	0.04	0.03	8.35	0.00	LM50	Au
ZKX1501	270.21	273.89	3.68	2.83	135	0.35	0.04	0.01	0.02	T22	Ag-Pb
Including	270.21	270.46	0.25	0.16	1,579	3.70	0.40	0.03	0.20	T22	Ag-Pb
ZKX4007	284.81	287.36	2.55	1.81	423	0.26	0.22	0.01	0.07	LM17	Ag-Pb
ZKX4008	296.43	297.54	1.11	0.80	29	13.52	0.04	0.01	0.00	LM17	Ag-Pb
Including	297.21	297.54	0.33	0.24	81	43.66	0.03	0.02	0.01	LM17	Ag-Pb
ZKX6801	121.67	122.94	1.27	1.22	2	0.25	0.02	1.99	0.02	LM53 [1]	Au
Including	122.68	122.94	0.26	0.25	6	0.91	0.03	5.91	0.04	LM53	Au
ZKX6803	182.76	184.49	1.73	0.89	454	1.37	0.18	0.01	0.28	?	Ag-Pb
ZKX10105	336.91	337.16	0.25	0.20	20	9.13	1.00	0.03	0	LM8W	Ag-Pb
ZKX10509	254.09	254.52	0.43	0.40	743	0.32	0.30	0.31	0.05	LM8W3	Ag-Pb
ZKX10509	282.06	282.41	0.35	0.27	723	1.57	0.14	0.33	0.01	LM8W2	Ag-Pb
ZKX10509	385.00	385.51	0.51	0.39	168	11.57	1.77	0.22	0.03	LM8	Ag-Pb
ZKX10708	247.43	249.99	2.56	2.15	394	2.96	0.22	0.03	0.07	LM8	Ag-Pb
ZKX10814	232.25	233.17	0.92	0.65	9	0.02	0.01	2.21	0.00	LM51	Au
ZKX10915	8.72	9.19	0.47	0.36	639	3.04	0.36	0.12	0.02	LM20	Ag-Pb
ZKX11402	259.04	259.84	0.80	0.54	527	2.21	0.43	0.07	0.12	LM8	Ag-Pb
ZKX11507	229.68	231.39	1.71	0.93	82	7.53	0.13	0.01	0.04	LM17W	Ag-Pb

ZKX12503	174.73	175.88	1.15	0.99	475	1.68	0.13	0.05	0.02	LM14	Ag-Pb
ZKT4402	174.17	174.95	0.78	0.66	18	0.17	0.01	8.60	0.29	?	Au
ZKT4802	318.39	319.08	0.69	0.64	366	7.85	0.42	0.05	0.02	T11	Ag-Pb
Including	318.39	318.62	0.23	0.21	329	22.97	1.15	0.05	0.03	T11	Ag-Pb

[1]	Veins discovered between July 1, 2019 and October 30, 2020.
[2]	New veins with no name assigned.

Table 2: Selected mineralized zones exposed by drift tunnelling at the LMW mine

		Ore	True
Tunnel ID	Vein	Length	Width	Ag	Pb	Zn	Au	Cu
		(m)	(m)	(g/t)	(%)	(%)	(g/t)	(%)
XPDN-LM8-600-111NYM	LM8	25	0.33	229	2.57	0.29	0.04	0.07
XPDN-LM8_4a-500-143NYM	LM8_4a	35	0.42	301	1.07	1.39	0.00	0.00
PD969Shaft-LM12_1-600-12SYM	LM12_1	45	0.77	344	3.37	0.19	0.00	0.00
PD924-LM12E-924-11NYM	LM12E	35	0.46	201	1.33	0.15	0.00	0.00
XPDS-LM14-625-109SYM	LM14	20	0.24	440	3.34	0.06	0.00	0.00
XPDS-LM14-575-113NYM1	LM14	15	0.47	135	3.58	0.19	0.00	0.00
XPDS-LM14-575-113NYM2	LM14	15	0.30	304	2.96	0.25	0.00	0.00
XPDS-LM16-675-115SYM	LM16	10	0.59	1,740	0.96	0.36	0.00	0.00
XPDS-LM16_1-725-111NYM	LM16_1	20	0.29	616	1.64	0.25	0.00	0.00
XPDS-LM17-575-26SYM1	LM17	40	0.70	96	4.02	0.35	0.00	0.00
XPDS-LM17-575-26SYM2	LM17	25	1.54	894	9.35	0.53	0.17	1.16
XPDS-LM17W-600-0NYM1	LM17W	20	0.40	377	4.37	0.66	0.00	0.00
XPDS-LM17W-600-0NYM2	LM17W	40	0.72	249	2.98	1.16	0.00	0.00
XPDN-LM17W-800-9ECM	LM17W1	15	0.27	719	5.07	0.59	0.00	0.00
XPDN-LM19W2-700-122SYM	LM19W2	70	0.63	499	2.72	0.45	0.00	0.00
PD969Shaft-LM19W2-600-114SYM	LM19W2	12	0.52	195	1.22	0.18	0.00	0.00
PD969Shaft-LM19W2-600-114NYM	LM19W2	15	0.56	381	1.63	0.15	0.00	0.00
SJ969-LM19W2-550-110NYM	LM19W2	15	0.97	26	8.58	0.26	0.00	0.00
PD924-LM22-834-3NYM	LM22	40	0.18	11	0.04	0.01	2.72	1.55
PD969Shaft-LM30-550-114SYM	LM30	30	0.41	136	4.40	0.31	0.00	0.00

PD969Shaft-LM12_2-500-14SYM	LM32	25	0.28	303	4.87	0.85	0.33	0.11
PD1080-LM41E-1080-11NYM	LM41E	15	0.74	1,079	2.12	0.15	0.02	0.55
PD924-T27E-900-110SYM	T27E	20	0.89	114	14.33	0.17	0.00	0.00
PD918-W6-880-128NYM	W6 [1]	35	0.68	603	4.91	2.12	0.02	0.13

[1]	Veins discovered between July 1, 2019 and October 30, 2020.

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contacts or shear/alteration contacts, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checks, and the other half core samples are shipped in securely sealed bags to the Chengde Huakan 514 Geology and Minerals Test and Research Institute in Chengde, Hebei Province, China, 226km northeast of Beijing, the Zhengzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China, and SGS-CSTC Standards Technical Services (Tianjin) Co., Ltd., Tianjin, China. All the three labs are ISO9000 certified analytical labs. For analysis, the sample is dried and crushed to minus 1mm and then split to a 200-300g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with atomic absorption spectroscopy (AAS), and the other is digested with two-acids for analysis of silver, lead, zinc and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5m along strike. Both the mineralized vein and the altered wall rocks are cut by continuous chisel chipping. Sample length ranges from 0.2m to more than 1.0m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp’s mine laboratory (Ying Lab) located at the mill complex in Luoning County, Henan Province, China. The Ying lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical services. The channel samples are dried, crushed and pulverized. A 200g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1mm is made and kept in the laboratory archives. Gold is analysed by fire assay with AAS finish, and silver, lead, zinc and copper are assayed by two-acid digestion with AAS finish.

A routine quality assurance/quality control (QA/QC) procedure is adopted to monitor the analytical quality at each lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each batch of lab samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert

CRM, field duplicates and blanks to each batch of 30 core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending approximately 3-5% of the pulp samples to higher level labs to check for lab bias. Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

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